Room 4561

December 4, 2006

Mr. Charles S. Poole
President and Chief Executive Officer
GlobalSCAPE, Inc.
6000 Northwest Parkway
Suite 100
San Antonio, Texas 78249

Re: GlobalSCAPE, Inc.
        Preliminary Information Statement on Schedule 14C
        Filed November 21, 2006
        File No. 0-30617

Dear Mr. Poole:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement

1.   Please identify the stockholders who approved the amendments to your charter.

Security Ownership of Certain Beneficial Owners and Management, page 7

2.   We note that your tabular disclosure here is with respect to ownership as of November 13, 2006—the date the amendments to your charter were approved. We further note, however, your disclosure on page 3 of recent securities transactions by you and certain

stockholders. As your disclosure suggests that the dilution resulting from such transactions is a reason for the amendments and for general purposes of clarity, please also include additional tabular disclosure reflecting the security ownership giving effect to such recent transactions.

Annual and Quarterly Reports; Incorporation by Reference…

Available Information, page 15

3.   Please update our contact information.

Incorporation by Reference, page 15

4.   Please advise us of the reason(s) for your incorporation by reference of certain filings into your proxy statement. Please see Note D to Schedule 14A for additional guidance. In this regard, it does not appear that the reports incorporated by reference have been incorporated in a manner permitted by the items of Schedule 14A.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Jeffrey Werbitt, at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Steve Jacobs
        Jackson Walker LLP
        Facsimile: (210) 242-4650